Exhibit 12.1

	Annual 2010	Annual 2009	Annual 2008	Annual 2007	Annual 2006	Nine months 2011	Nine months 2010
Ratio of Earnings to Fixed Charges
Income before provision for Income Taxes	(9,863)	(99,676)	30,497	(152,557)	44,395	15,469	(62,320)
Fixed Charges	58,332	69,116	60,413	54,670	41,380	30,935	45,712
Amortization of Cap Interest	—	—	—	—	—	—	—
Distributed Income of equity Investees	—	—	—	—	—	—	—
Our Share of Pre-tax losses on equity investees	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—
Preference dividend requirements of consolidated affiliates	—	—	—	—	—	—	—
Non-controlling Interests	—	—	—	—	—	—	—

	48,469	(30,560)	90,910	(97,887)	85,775	46,404	(16,608)

Fixed charges and Preferred divid distributions:
Contractual interest expense	42,232	59,246	57,328	50,936	38,169	28,343	32,127
Contractual interest income	(1,117)	(1,180)	(1,826)	(1,483)	(1,876)	(247)	(837)
Amortization of deferred fin costs	5,950	5,416	4,670	3,673	3,723	1,613	5,721
Swaps	9,730	3,818	(1,668)	—	—	—	7,518
Estimate of the interest portion of rental expense	1,537	1,816	1,909	1,544	1,364	1,226	1,183
Capitalized interest	—	—	—	—	—	—	—
Preference dividend requirements of consolidated affiliates	—	—	—	—	—	—	—

Total Fixed Charges	58,332	69,116	60,413	54,670	41,380	30,935	45,712

Ratio of Earnings to Fixed Charges	0.83	(0.44)	1.50	(1.79)	2.07	1.50	(0.36)

Dollar Value of deficiency, if applicable	(9,863)	(99,676)		(152,557)			(62,320)